6-K 1 pr120424.htm TELEFONOS DE MEXICO, S.A.B. DE C.V. Highlights First Quarter 2012

TELMEX'S CAPITAL STOCK MOVEMENTS ON OCTOBER, 2011.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

Telephones of Mexico

(Translation of Registrant's Name into English)

Parque Vía 190

Colonia Cuauhtémoc

México City 06599, México, D.F.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F.... √ ......Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No... √ ..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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Highlights

1st. Quarter 2012

  At March 31, 2012, TELMEX supported 14.589 million lines, a decrease of 6.3% compared with a year ago. The reduction includes 184,000 lines that did not generate revenues. Total lines included:

  Telmex Social: 1.489 million lines concentrated in rural communities and prepaid lines, with a reduction of 469,000 lines in the last 12 months .

  Also, 686,000 public telephony lines, which have decreased in the last 12 months by 41,000.

  In total, we had 12 million 414 thousand lines.

  TELMEX confirms our commitment to offer our customers products and services with the highest levels of quality and to continue making investments that allow us to be at the vanguard, with the most reliable, efficient, modern and secure state-of-the-art technology network available in the market. In response to this approach, we have 8.079 million infinitum broadband customers that choose TELMEX due to our quality, continuity, speed and price of our services. In the last 6 years, broadband services in Mexico have increased an average of 49.5%, making Mexico one of the three members among the OECD countries with the highest growth rates ( OECD –Broadband portal ).

  infinitum’ s growth has been supported by the sa le of 3.3 m illion computers, including laptops, PCs and tablets, since 1999. The retail program recognizes that o ne of the main barriers affecting broadband growth is the lack of PC penetration in Mexican homes.

  The October 3, 2006, “Acuerdo de Convergencia” (Convergence Agreement), which was issued by the Federal Government through the Secretaría de Comunicaciones y Transportes (Communications and Transportation Ministry), established the basis for the convergence of telecommunications networks more than 5 and a half years ago. TELMEX has already met the requirements, but, even so, to date the authorities have not issued the corresponding favorable resolution that allows us to offer TV services. This situation is delaying development of the information society in the country and avoiding opportunities for consumers to enjoy the benefits of convergence and to have a better and bigger offering of services at competitive prices.

  During the first quarter, we continued to improve our portfolio of services by expanding the features of integrated plans with attractively priced monthly rents. These enhancements included adding local calls, domestic long distance, international long distance and cellular minutes, as well as higher speeds to access the Internet with infinitum quality.

  Revenues in the first quarter of 2012 totaled 26.582 billion pesos, a decrease of 3.5% compared with the same period of 2011, mainly due to an increase of 3.6% in data revenues offset by the 41.5% decrease in interconnection revenues due to CPP rate reduction and lower revenues from long distance and local services, which declined 8.2% and 3.1%, respectively.

  In the first quarter of the year, EBITDA (1) totaled 9.590 billion pesos and operating income totaled 5.383 billion pesos, with a margin of 20.3%.

  Net income in the first quarter totaled 3.482 billion pesos, 7.3% lower than in the year-earlier first quarter. In the period, earnings per share were 19.3 Mexican cents, 6.8% lower than the same period of the previous year.

  At March 31, 2012, total debt was the equivalent of 5.305 billion dollars, 393 million dollars less than March 31, 2011. Total net debt (2) was equivalent to 5.183 billion dollars.

  Capital expenditures (Capex) were the equivalent of 269.7 million dollars in the first quarter. Of this investment, 84.5% was used for growth and infrastructure projects in the data business, connectivity and transmission networks.

(1) EBITDA is defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor Relations section where you can find the reconciliation of EBITDA to operating income.

(2) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Relevant Events

TELMEX calls for Shareholders’ Meetings

On February 15, 2012, The Board of Directors approved to call for series "L" Special and Annual Shareholders' Meetings, to be held on April 25, 2012, in order to discuss, among other matters, the following proposals: appointment or ratification of the members of the Board of Directors pertaining to Series “L” shares; approval, as the case may be, of the Chief Executive Officer and Board of Directors’ reports and the financial statements for fiscal year 2011, as well as the presentation of the Audit and Corporate Practices Committees Reports and the Opinion of the Board of Directors on the Chief Executive Officer’s report; the ratification of the activities of the Board of Directors and the Chief Executive Officer; the appointment or ratification, as the case may be, of the members of the Board of Directors; and to declare a cash dividend of $0.55 Mexican pesos per outstanding share, resulting from the net tax profit account, to be made in Mexico on or after December 19, 2012.

TELMEX calls for Shareholders’ Meeting to approve the deregistration of its securities and their delisting from the Mexican Stock Exchange

TELMEX announced on April 2, 2012, that it called for an Extraordinary Shareholders’ Meeting to be held on April 25, 2012, to discuss the approval, as applicable, of the deregistration of the Company´s securities from the National Securities Registry (Registro Nacional de Valores) and the delisting from the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.).

Operating Results

Lines and local traffic

  At March 31, 2012, TELMEX supported 14.589 million lines, a decrease of 6.3% compared with a year ago. The reduction includes 184,000 lines that did not generate revenues. Total lines included:

    Telmex Social: 1.489 million lines concentrated in rural communities and prepaid lines, with a reduction of 469,000 lines in the last 12 months .

    Also, 686,000 public telephony lines, which have decreased in the last 12 months by 41,000.

    In total, we had 12 million 414 thousand lines.

During the first quarter, local calls decreased 6.8% comp ared with the same period of 2011, t otaling 4.223 billion. The decline reflected the lo w er nu mb er of billed lines due to the growth in cellular telephony services and competition from other operators, as well as customers’ changing consumption profiles.

Long distance

In the first quarter, domestic long distance (DLD) traffic increased 1.8% compared with the same quarter of 2011, totaling 4.414 billion minutes, mainly due to higher termination traffic with other long distance operators.

In the quarter, outgoing international long distance (ILD) traffic decreased 1.9% compared with the first quarter of 2011, totaling 396 million minutes. Among factors contributing to this decline was the decrease in billed lines. Incoming international long distance traffic totaled 3.051 billion minutes. The incoming-outgoing ratio was 7.7 times.

Interconnection

In the first quarter, interconnection traffic totaled 10.874 billion minutes, 4.2% higher than the same quarter of 2011, due to the increase in interconnection traffic and the 7.8% increase in traffic related to calling party pays services.

Internet access

TELMEX confirms our commitment to offer our customers products and services with the highest levels of quality and to continue making investments that allow us to be at the vanguard, with the most reliable, efficient, modern and secure state-of-the-art technology network available in the market. In response to this approach, we have 8.079 million infinitum broadband customers that choose TELMEX due to our quality, continuity, speed and price of our services. In the last 6 years, broadband services in Mexico have increased an average of 49.5%, making Mexico one of the three members among the OECD countries with the highest growth rates (OECD –Broadband portal).

infinitum’s growth has been supported by the sale of 3.3 million computers, including laptops, PCs and tablets, since 1999. The retail program recognizes that one of the main barriers affecting broadband growth is the lack of PC penetration in Mexican homes.

Financial Results

The following financial information for 2012 and 2011 is presented in nominal pesos, according to International Financial Reporting Standards (IFRS).

Revenues: In the first quarter, revenues totaled 26.582 billion pesos, a decrease of 3.5% compared with the same period of the previous year. Revenues related to data services, and other revenues increased 3.6% and 24.7%, respectively, and were not enough to offset revenue gains in other areas. Revenues from interconnection services, long distance and local services decreased 41.5%, 8.2% and 3.1%, respectively, from the previous year’s first quarter.

  Local: Local service revenues totaled 9.451 billion pesos in the quarter, a decrease of 3.1% compared with the first quarter of 2011, due to the reduction in billed lines and the decrease of 6.8% in local traffic volume, which was offset by the increase of 1.0% in revenue per local billed call.

  DLD: DLD revenues totaled 2.787 billion pesos, 8.2% lower than the first quarter of 2011. Average revenue per minute decreased 9.9%, partially offset by the 1.8% increase in traffic due to higher termination traffic with long distance operators, among other factors.

  ILD: ILD revenues totaled 1.548 billion pesos in the first quarter, an increase of 12.3% compared with the same quarter of the previous year. Outgoing international long distance minutes totaled 743 million pesos, 5.8% lower than the first quarter of 2011. Contributing factors included the 3.9% decrease in average revenue per minute and the 1.9% decrease in outgoing traffic. Incoming international long distance traffic revenues totaled 804 million pesos, a 36.5% increase compared with the first quarter of 2011, mainly due to the increase of 46.1% in incoming traffic.

  Interconnection: In the quarter, interconnection revenues decreased 41.5% to 1.826 billion pesos compared with the first quarter of 2011, due to the 44.9% decline in average revenue of calling party pays services, partially offset by a 7.8% increase in traffic.

  Data: Revenues from data services from January to March were 8.889 billion pesos, 3.6% higher compared with the same quarter of 2011. This growth was the result of higher value-added services offered to the corporate market and the 6.8% increase in Internet-access infinitum services.

Costs and expenses: In the first quarter of 2012, total costs and expenses were 16.992 billion pesos, 2.0% higher than the same period of the previous year, due to higher labor expenses and cost of long distance termination traffic offset by lower interconnection costs.

  Cost of sales and services: In the first quarter, cost of sales and services increased 11.3% compared with the same period of 2011, totaling 9.547 billion pesos. Among contributing factors were higher labor costs and pension fund provisions as well as higher maintenance and operating expenses for our telecommunications services .

  Commercial, administrative and general: In the first quarter of 2012, commercial, administrative and general expenses totaled 5.742 billion pesos, 4.5% higher than the same period a year ago, because of higher labor expenses, among others.

  Interconnection: Interconnection costs were 1.339 billion pesos, a decrease of 36.8% compared with the same quarter of 2011 due to the 46.9% reduction in the average amount paid to cellular telephony operators for calling party pays services, mostly with related parties.

  Depreciation and amortization: In the quarter, depreciation and amortization decreased 0.7% compared with the first quarter of 2011, to 4.207 billion pesos.

EBITDA (1) and operating income: EBITDA (1) totaled 9.590 billion pesos in the first quarter of 2012, a decrease of 12.0% compared with the same period of the prior year. The EBITDA margin was 36.1%. Operating income totaled 5.383 billion pesos in the first quarter and the operating margin was 20.3%.

Financing cost: In the first quarter, financing cost produced a charge of 207 million pesos. This was a result of: i) a net interest charge of 1.145 billion pesos, 13.6% higher than the same quarter of last year, related to recognition of the market value of interest rate swaps, partially offset by debt reduction, and ii) a net exchange gain of 938 million pesos because of the first-quarter exchange rate appreciation of 1.1298 pesos per dollar and the 1.577 billion dollars in dollar-peso hedges in effect at March 31, 2012.

Net income: In the first quarter, net income attributable to controlling interest was 3.482 billion pesos, 7.3% lower than the same period of the previous year. Earnings per share were 19.3 Mexican cents, 6.8% lower than the first quarter of 2011.

Investments: In the first quarter of 2012, capital expenditures (Capex) were the equivalent of 269.7 million dollars, of which 84.5% was used for growth and infrastructure projects in the data business, connectivity and transmission networks.

Debt: Total debt at March 31, 2012, was the equivalent of 5.305 billion dollars, 393 million dollars less than in 2011. Of this total, 87.1% is long-term, 53.4% has fixed rates taking interest rate swaps into consideration, and 38.3% is in foreign currency, equivalent to 2.034 billion dollars. To minimize risks from variations in the exchange rate, at March 31, 2012, we had dollar-peso hedges for 1.577 billion dollars.

Total net debt (2) was equivalent to 5.183 billion dollars at the end of March 2012, a decrease of 244 million dollars compared with March 31, 2011.

Relevant Figures

( In millions of Mexican pesos, unless otherwise indicated)

		1Q2012		1Q2011	% Inc.

Revenues	P.	26.582	P.	27.547	(3,5)
EBITDA		9.590		10.896	(12,0)
EBITDA margin (%)		36,1		39,6	(3,5)
Operating income		5.383		6.659	(19,2)
Operating margin (%)		20,3		24,2	(3,9)
Net income attributable to controlling interest		3.482		3.758	(7,3)
Earnings per share (pesos)		0,193		0,207	(6.8)
Weighted average of outstanding shares (millions)		18.030		18.124	(0,5)

(1) EBITDA defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor
Relations section where you will find the conciliation of EBITDA to operating income.
(2) Net debt is defined as total debt less cash and cash equivalents.

Statements of Income
[ In millions of Mexican pesos ]

		1Q2012		1Q2011	% Inc.
Revenues
Local	P.	9.451	P.	9.757	(3,1)
Domestic long distance		2.787		3.037	(8,2)
International long distance		1.548		1.378	12,3
Interconnection		1.826		3.124	(41,5)
Data		8.889		8.582	3,6
Other		2.081		1.669	24,7
Total		26.582		27.547	(3,5)

Costs and Expenses
Cost of sales and services		9.547		8.580	11,3
Commercial, administrative and general		5.752		5.503	4,5
Interconnection		1.339		2.118	(36,8)
Other expenses (income), net		354		450	(21,3)
Total		16.992		16.651	2,0

EBITDA		9.590		10.896	(12,0)

Depreciation and amortization		4.207		4.237	(0,7)
Operating income		5.383		6.659	(19,2)

Financing cost
Interest, net		1.145		1.008	13,6
Exchange loss (gain), net		(938)		(31)	NA

Total		207		977	(78,8)

Equity interest in net income of affiliates		55		7	NA

Income before income tax		5.231		5.689	(8,1)

Income tax		1.750		1.935	(9,6)

Net income		3.481		3.754	(7,3)

Noncontrolling interest		1		4	(75,0)

Net income attributable to controlling interest	P.	3.482	P.	3.758	(7,3)

EBITDA margin (%)		36,1		39,6	(3,5)
Operating margin (%)		20,3		24,2	(3,9)

Exchange rate at March 31, 2012: 12.8489 pesos per dollar.
NA not applicable.

Statements of Financial Position
[ In millions of Mexican pesos ]

		March 31, 2012		March 31, 2011

Assets
Cash and cash equivalents	P.	1.570	P.	3.247
Other current assets		31.175		29.638
Plant, property and equipment, net		97.260		96.907
Other assets		3.991		3.656
Net projected asset		23.528		17.397
Total assets	P.	157.524	P.	150.845

Liabilities and stockholders’ equity
Current portion of long-term debt	P.	8.811	P.	11.701
Other short-term liabilities		22.429		21.133
Long-term debt		59.356		56.486
Labor obligations		15.698		14.882
Deferred revenues		1.114		602

Total liabilities		107.408		104.804
Stockholders' equity
Controlling interest		49.784		45.736
Noncontrolling interest		332		305
Total stockholders’ equity		50.116		46.041
Total liabilities and stockholders’ equity	P.	157.524	P.	150.845

Exchange rate at March 31, 2012: 12.8489 pesos per dollar.

Operating Results
	1Q 2012	4Q 2011	3Q 2011	2Q 2011	1Q 2011	% Inc. vs. 1Q 2011

Internet (thousands)	8.139	8.017	7.892	7.755	7.652	6,4
Prodigy (Dial-up)	60	65	69	75	84	(28,6)
Infinitum (ADSL)	8.079	7.952	7.823	7.680	7.568	6,8

Billed lines (thousand units)	14.589	14.814	15.127	15.254	15.562	(6,3)

Local traffic (million units)
Local calls	4.223	4.258	4.504	4.436	4.533	(6,8)
Interconnection minutes (A) (B)	10.874	10.816	10.952	10.951	10.433	4,2

(A) Includes domestic long distance calling party pays traffic.
(B) Includes international long distance calling party pays traffic.

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting separation of the local and long distance services is presented below for the first quarter of 2012 and 2011.

Mexico Local Service Business
Statements of Income
[ In millions of Mexican pesos ]
					%
		1Q2012		1Q2011	Inc.
Revenues
Access, rent and measured service	P.	9.282	P.	9.672	(4,0)
LADA interconnection		1.253		1.126	11,3
Interconnection with operators		201		317	(36,6)
Interconnection with cellular operators		1.184		2.137	(44,6)
Other		4.184		3.844	8,8
Total		16.104		17.096	(5,8)

Costs and expenses
Cost of sales and services		7.274		6.258	16,2
Commercial, administrative and general		4.709		4.347	8,3
Interconnection		588		1.249	(52,9)
Other expenses, net		139		296	(53,0)
Total		12.710		12.150	4,6

EBITDA	P.	3.394	P.	4.946	(31,4)

Depreciation and amortization		2.172		2.309	(5,9)

Operating income	P.	1.222	P.	2.637	(53,7)

EBITDA margin (%)		21,1		28,9	(7,8)
Operating margin (%)		7,6		15,4	(7,8)

Mexico Long Distance Service Business
Statements of Income
[ In millions of Mexican pesos ]
					%
		1Q2012		1Q2011	Inc.
Revenues
Domestic long distance	P.	2.748	P.	3.506	(21,6)
International long distance		1.561		1.295	20,5
Total		4.309		4.801	(10,2)

Costs and expenses
Cost of sales and services		1.185		1.155	2,6
Commercial, administrative and general		979		1.256	(22,1)
Interconnection to the local network		1.624		1.689	(3,8)
Other expenses, net		31		41	(24,4)
Total		3.819		4.141	(7,8)

EBITDA	P.	490	P.	660	(25,8)

Depreciation and amortization		378		409	(7,6)

Operating income	P.	112	P.	251	(55,4)

EBITDA margin (%)		11,4		13,7	(2,3)
Operating margin (%)		2,6		5,2	(2,6)

Statement of Cash Flows
( In millions of Mexican pesos )
		Three months ended March 31, 2012

Operating activities

Income before income tax:	P.	5.231

Depreciation and amortization		4.207
Accrued interest expense		1.215
Other items not requiring the use of cash		1.391
Total		12.044

Cash flows used in operating activities		(4.161)
Net cash flows provided by operating activities		7.883

Investing activities
Acquisition of plant, property and equipment		(5.253)
Other investments		(6)
Net cash flows used in investing activities		(5.259)

Cash surplus to be applied to financing activities		2.624

Financing activities
New loans		8.700
Repayment of loans		(9.161)
Dividends paid		(2.434)
Interest paid		(688)
Derivative financial instruments		734
Net cash flows used in financing activities		(2.849)

Net decrease in cash and cash equivalents		(225)
Cash and cash equivalents at beginning of period		1.795
Cash and cash equivalents at end of period	P.	1.570

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2012.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: _________________________ Name: Carlos Fernando Robles Miaja Title: Chief Financial Officer

Ref: Teléfonos de Mé xico, S.A.B. de C.V. Highlights First Quarter 2012